TMC BONDS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2018

Balance - beginning	$	84,382,177
Net income		12,156,521
Capital contributed		8,375,000
Capital withdrawn		(74,276,558)
Balance - ending	$	30,637,140

The accompanying notes are an integral part of these financial statements.